Michael S. Greenberg

November 13, 2009

Board of Directors
Good Harbor Partners Acquisition Corp.
79 Byron Road
Weston, MA 02493

Re: Resignation

To the Board of Directors:

Please be advised that I hereby resign as Director of the Board of Directors of Good Harbor Partners Acquisition Corp., effective immediately.

Very truly yours,

/s/ Michael S. Greenberg
Michael S. Greenberg